Exhibit 6

Annex I(D)

Unaudited* Special-Purpose Unconsolidated Financial Statements of Sofora as of December 31, 2016.

* The special-purpose unconsolidated financial statements attached hereto were prepared to comply with local Argentine laws and thus, were subject to an audit performed under International Standards on Auditing (ISAs). Such financial statements were not audited under PCAOB or US GAAS.

SOFORA TELECOMUNICACIONES S.A. (Absorbed company)

SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016

SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

INDEX

Special unconsolidated statement of financial position
Notes to the Special-purpose unconsolidated financial statements

Av. Alicia Moreau de Justo 50 — 13th Floor — Autonomous City of Buenos Aires

SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016

Main activity of the Company: Investment

Date of registration in the IGJ:

Of the bylaws: September 25, 2003

Number of registration in the IGJ: 13878 - Book 23 - Tome A of Corporations

Date of expiration of the bylaws: September 25, 2102

CAPITAL STOCK

AS OF DECEMBER 31, 2016

(in Argentine pesos)

Type of shares	Registered, subscribed and fully paid (Note 5)
Ordinary shares of $1 argentine peso of nominal value each and entitled to one vote each:	439,702,000

Annex I(D) - Page 1

SPECIAL UNCONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016

(In millions of Argentine pesos)

ASSETS
Current Assets
Cash and cash equivalents	312
Investments	93
Other receivables	2
Total current assets	407
Non-Current Assets
Investments	5,510
Total non-current assets	5,510
TOTAL ASSETS	5,917
LIABILITIES
Current Liabilities
Income tax payables	40
Other liabilities	7
Total current liabilities	47
TOTAL LIABILITIES	47
EQUITY
Capital stock	440
Subsidiary’s treasury shares acquisition effect	(79)
Legal reserve	99
Reserve for future dividends payments	4,331
Other comprehensive results	196
Retained earnings	883
TOTAL EQUITY	5,870
TOTAL LIABILITIES AND EQUITY	5,917

The accompanying notes are an integral part of this special unconsolidated statement of financial position.

Information on the main accounts is given in Note 3 to this special unconsolidated statement of financial position.

Saturnino Jorge Funes
Chairman of the Board of Directors

Annex I(D) - Page 2

NOTES TO THE SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

(In millions of Argentine pesos or otherwise expressly indicated)

INDEX

Note		Page
	Glossary of terms	4
1	Purpose of the special-purpose unconsolidated financial statements	5
2	Basis of preparation of the special-purpose unconsolidated financial statements and significant accounting policies	6
3	Breakdown of the main accounts of the special-purpose unconsolidated financial statements as of December 31, 2016	8
4	Encumbered assets and other commitments	8
5	Capital stock	8

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GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these special-purpose unconsolidated financial statements.

Company or Sofora: Sofora Telecomunicaciones S.A.

Telecom Argentina: Telecom Argentina S.A.

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

ENACOM: the Regulatory Authority, the National Communications Agency.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

Fintech:  Fintech Telecom LLC, Sofora’s controlling company.

IASB:  International Accounting Standards Board.

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

IGJ (Inspección General de Justicia): General Board of Corporations.

LGS (Ley General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

Nortel: Nortel Inversora S.A.

Personal or Telecom Personal: Telecom Personal S.A.

PP&E:  Property, plant and equipment.

RT 26: Technical Resolution No. 26 issued by the FACPCE, amended by RT 29 and RT 43.

WAI: means W de Argentina - Inversiones S.A.

Participating Companies: Sofora, Telecom Personal, Nortel and Telecom Argentina, all of them together.

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NOTE 1 — PURPOSE OF THE SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS

On March 17, 2017 the Company was notified of the intention of Sofora’s shareholders that the Boards of Directors of the Company shall evaluate a corporate reorganization (“the Reorganization”) among Sofora, Nortel and Telecom Personal (“the Absorbed companies”) and Telecom Argentina as the continuing company (“the Surviving company”). The purpose of the Reorganization is to simplify the corporate structure of Telecom Argentina in line with international standards and market practices.

Likewise, the General Unanimous Ordinary and Extraordinary Shareholders Meeting of Sofora held on March 28, 2017 has approved:

a)             the total amortization of 140,704,640 shares of common stock representing 32% of its capital stock held by WAI pursuant to Section 223 of the LGS, which shall be totally cancelled by Sofora in two installments and its capital stock shall be reduced in an amount of $140,704,640, all of which shall occur before the date of Reorganization.

b)             the issuance of Sofora’s Class “A” dividend certificates pursuant to Section 228 of the LGS in favor of WAI in a total amount of US$ 470 million less approximately $141 million corresponding to the amortization of shares described in a) above. Those dividend certificates shall be redeemable at Sofora’s option and will have preferential right to the payment of cash dividends approved by Sofora (or the surviving company of a merger, limited to the shares of the surviving company given to Sofora’s shareholders in accordance with the Ordinary Distribution Ratio); without this implying an obligation of Sofora or the surviving company on future distribution of dividends.

The Reorganization shall be effective as of 12 am of the day in which the Presidents of the Board of Directors of the Participating Companies (hereinafter, the “Reorganization Effectiveness Date”), execute a minute of transfer of operations recording that: (i) Telecom Argentina has set up its technical-operational systems to assume Telecom Personal, Nortel and Sofora’s operations and activities; and (ii) as of the Reorganization Effectiveness Date the transfer of the operations and activities of the Absorbed companies into Telecom Argentina is perfected because the following conditions to which the Reorganization is subject (the ENACOM’s authorizations, the WAI’s Sofora shares subject to amortization have been fully amortized and the final reorganization agreement has been executed, among others), have been complied with; as from that date the transfer of all the assets and liabilities of the Absorbed companies to the Surviving Company will be effective, causing the Surviving company to acquire ownership of all rights and assume all obligations and liabilities of any nature of the Absorbed companies, all subject to the corporate approvals required under the applicable regulations and the registration of the merger and dissolution without liquidation of the Absorbed companies before the IGJ.

Meanwhile, the Absorbed companies and Telecom Argentina are performing all the necessary procedures before the regulatory and administrative entities and stock exchanges and markets of the country and abroad (CNV, BCBA, Merval, ENACOM and any governmental or other entity), necessary to carry out and perfect the Reorganization.

Notwithstanding this, Telecom Argentina and the Absorbed companies agree to continue with the ordinary course of their business and agree neither to establish limitations on the administration of their respective activities nor to establish guarantees for compliance with the normal development thereof until the Reorganization is perfected.

The Participating Companies agree on a corporate reorganization through a merger by absorption of Sofora, Nortel and Telecom Personal, as Absorbed companies, into Telecom Argentina, as Surviving company, pursuant to the terms of Sections 82 and 83 of the LGS, and within the tax framework provided by Sections 77 et seq. of Law No. 20,628 of Income Tax, as amended and complemented, the CNV Regulations, the BCBA Regulations, the IGJ Regulations and other regulations applicable.

So, these special-purpose unconsolidated financial statements as of December 31, 2016 have been prepared with the only purpose of the Reorganization abovementioned.

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NOTE 2 — BASIS OF PREPARATION OF THE SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)             Basis of preparation

These special-purpose unconsolidated financial statements have been prepared in accordance with RT 26 of FACPCE (as amended and adopted by the CPCECABA), as required by the IGJ.

Given its specific purpose described in Note 1, these special-purpose unconsolidated financial statements do not include the following statements: the special income statement, the special statement of changes in equity, the special statement of cash flows or the notes and other information required by IFRS.

These special-purpose unconsolidated financial statements are a free translation from the original special-purpose unconsolidated financial statements issued in Spanish and filed to the CNV in Argentina and contain the same information to the original version.

These special-purpose unconsolidated financial statements are presented in millions of pesos, so the accounting balances have been rounded. The effect of the aforementioned rounding is non-material for the special-purpose unconsolidated financial statements taken as a whole.

The preparation of these special-purpose unconsolidated financial statements in conformity with IFRS requires the Company’s Management to use certain critical accounting estimates. Actual results could differ from those estimates.

These special-purpose unconsolidated financial statements have been prepared on a going concern basis as there is a reasonable expectation that Sofora, or through Telecom Argentina as Surviving company after the Reorganization, will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

These special-purpose unconsolidated financial statements as of December 31, 2016 were approved by resolution of the Board of Directors’ meeting held on March 31, 2017.

b)             Significant accounting policies

The following are the significant accounting policies used in the preparation of these special-purpose unconsolidated financial statements:

1)             Foreign currency balances

At year-end exchange rate.

2)             Financial instruments

2.1) Financial assets

Financial assets and liabilities, on initial recognition, are measured at transaction price as of the acquisition date. Financial assets are derecognized in the financial statement when the rights to receive cash flows from them have expired or have been transferred and the Company has transferred substantially all the risks and benefits of ownership.

Upon acquisition, in accordance with IFRS 9, financial assets are subsequently measured at either amortized cost, or fair value, on the basis of both:

(a) the entity’s business model for managing the financial assets; and

(b) the contractual cash flow characteristics of the financial asset.

A financial asset shall be measured at amortized cost if both of the following conditions are met:

(a) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and

(b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Additionally, for assets that met the abovementioned conditions, IFRS 9 provides for an option to designate, at inception, those assets as measured at fair value if doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

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A financial asset that is not measured at amortized cost according to the paragraphs above is measured at fair value.

Financial assets include:

Cash and cash equivalents

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed three months.

Cash and cash equivalents are recorded, according to their nature, at fair value or amortized cost.

Investments in other short-term investments are carried at fair value.

Investments

The Company acquired Government bonds. Taking into account the business model chosen to manage these financial assets, and according to the provisions of IFRS 9, these bonds are recorded at their fair value.

2.2) Financial liabilities

Financial liabilities comprise other liabilities.

Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

3)             Taxes payables

The Company is subject to different taxes and levies such as tax on deposits to and withdrawals from bank accounts, turnover taxes and income taxes.

• Turnover tax

The Company is subject to a tax levied on financial income. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues.

• Income taxes

The Company records income taxes in accordance with IAS 12.

The statutory income tax rate in Argentina is 35%.

4)             Non-current investments

The equity interest in controlled companies is valued at the equity method net of results not transferred to third parties, determined on the basis of year-end financial statements and prepared with similar accounting policies as those used in the preparation of these special-purpose unconsolidated financial statements.

The Management of the Company has not been aware of facts that could change the financial position or results of subsidiaries as of December 31, 2016 as from the date of approval of their financial statements, which have a significant impact on the valuation of the investments at that date.

5)             Telecom Argentina’s Treasury Shares Acquisition

In connection with the Telecom Argentina’s Treasury Shares Acquisition Process, Telecom Argentina has applied the guidance set forth in IAS 32, which provides, consistently with the CNV Regulations, that any instruments of its own equity acquired by Telecom Argentina must be recorded at the acquisition cost and must be deducted from Equity under the caption “Treasury shares acquisition cost”. No profit or loss resulting from holding such instruments of own Equity shall be recognized in the income statement. If the treasury shares are sold, the account “Treasury shares acquisition cost” shall be recorded within Equity under the “Treasury shares negotiation premium” caption. If such difference is negative, the resulting amount shall be recorded within Equity under the “Treasury shares negotiation discount” caption.

Effect of Telecom Argentina’s Acquisition of Treasury Shares in the Company

The Telecom Argentina’s acquisition of treasury shares described above has caused a reduction of the Company equity of $79, which is disclosed in the Equity as “Subsidiary’s treasury shares acquisition effect”.

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NOTE 3 — BREAKDOWN OF THE MAIN ACCOUNTS OF THE SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

CURRENT ASSETS
a) Cash and cash equivalents
Cash and banks	251
Other short-term investments	61
312
b) Investments
Government bonds (Bonar X 2017) at fair value	93
93
c) Other receivables
Prepaid expenses	2
2
NON CURRENT ASSETS
d) Investments
Nortel	5,510
5,510

Nortel´s equity	10,797
Economic rights over Nortel´s ordinary shares	51.04%
Equity method	5,510
CURRENT LIABILITIES
e) Income tax payables
Income tax payables	60
Payments in advance of income taxes	(20)
40
f) Other liabilities
Compensation for directors and members of the Supervisory Committee	7
7

NOTE 4 - ENCUMBERED ASSETS AND OTHER COMMITMENTS

The obligations assumed by the Company and its shareholders as a result of the transfer of Nortel’s shares to the Company include the non-reduction of the Company’s interest, at less than 51% of Nortel’s voting share capital, without approval of the Regulatory Authority of Telecom Argentina, under penalty of expiration of the license that was eventually granted to Telecom Argentina.

NOTE 5 — CAPITAL STOCK

The Company’s capital stock composition as of December 31, 2016 is as follows:

	Shares	% of equity interest in the Company
Fintech Telecom, LLC	298,997,360	68.0%
W de Argentina — Inversiones S.A.	140,704,640	32.0%
Total	439,702,000	100%

On March 17, 2017, within the framework of the Reorganization described in Note 1, Sofora´s shareholders have agreed to the total amortization of the 32% of WAI´s equity interest in Sofora. Once this amortization has been perfected, Fintech will control 100% of Sofora’s capital stock, consolidating all of the Company’s economic and corporate rights.

Saturnino Jorge Funes
Chairman of the Board of Directors

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